SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Getaround, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G101

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,151,976(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,151,976(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,151,976(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 266,156 shares of common stock (“Common Stock”) of Getaround, Inc. (the “Issuer”), (ii) 20,885,820 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 120,904,057 shares of Common Stock outstanding, which includes (i) 93,018,237 shares of Common Stock outstanding as of December 13, 2023, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2023 (the “Outstanding Shares”), (ii) 20,885,820 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,151,976(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,151,976(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,151,976(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 20,885,820 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 120,904,057 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 20,885,820 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,151,976(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,151,976(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,151,976(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(2)
(14)	TYPE OF REPORTING PERSON IN

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 20,885,820 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 120,904,057 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 20,885,820 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 7,019,015(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 7,019,015(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,015(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 66,362 shares of Common Stock, (ii) 5,207,373 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 99,970,890 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 5,207,373 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 7,019,015(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 7,019,015(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,015(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.

(2)       Based on 99,970,890 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 5,207,373 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,743,045(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,743,045(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,743,045(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 44,842 shares of Common Stock, (ii) 3,518,843 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 97,716,440 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 3,518,843 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 463,944(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 463,944(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,944(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 4,386 shares of Common Stock, (ii) 344,198 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 93,477,495 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 344,198 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,206,989(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,206,989(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,206,989(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2)       Based on 98,225,226 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 3,863,041 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 1,294,720 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,190,909(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,190,909(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,909(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 11,259 shares of Common Stock, (ii) 883,530 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 94,197,887 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 883,530 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,190,909(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,190,909(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,909(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2)       Based on 94,197,887 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 883,530 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 981,618(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 981,618(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,618(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 9,280 shares of Common Stock, (ii) 728,258 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 93,990,575 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 728,258 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 981,618(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 981,618(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,618(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2)       Based on 93,990,575 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 728,258 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,546,708(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,546,708(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,708(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 24,077 shares of Common Stock, (ii) 1,889,391 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 95,540,868 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 1,889,391 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,546,708(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,546,708(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,708(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Stressed Credit Master Fund, L.P.

(2)       Based on 95,540,868 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 1,889,391 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Stressed Credit Master Fund, L.P., and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Stressed Credit Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 804,341(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 804,341(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,341(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 7,604 shares of Common Stock, (ii) 596,737 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 93,814,974 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 596,737 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 804,341(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 804,341(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,341(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Opportunity Co-Investment Fund, L.P.

(2)       Based on 93,814,974 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 596,737 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Opportunity Co-Investment Fund, L.P.

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on May 15, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 9, 2023, as amended by amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 12, 2023, as amended by amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 19, 2023, and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Getaround, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 of the Schedule 13D is amended and supplemented as follows:

The information provided in Item 4 of this Amendment No.4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is amended and supplemented as follows:

The information provided in Item 6 of this Amendment No. 4 is incorporated by reference herein.

On January 19, 2024, the Issuer and Mudrick Capital Management L.P. (“MCM”), on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates, amended and restated the super priority Note, dated as of December 11, 2023 (such amended and restated note, the “Amended and Restated Note”) as described in Item 6 below.

On January 19, 2024, in connection with the Amended and Restated Note, Jason Mudrick was elected by the Issuer’s board of directors (the “Board”) to serve as a director on the Board. Mr. Mudrick expects to regularly engage in discussions with management and the remaining members of the Board regarding the Issuer’s strategy and operations, which may involve any of the matters set forth in subparagraphs (a)-(j) of Item 4 from time to time. Mr. Mudrick may also engage with other securityholders of the Issuer and other relevant parties or encourage, seek or cause or seek to cause the Issuer or such persons to consider certain transactions or other activities, which may include changes to the Issuer’s business, structure or management, in efforts to support the Issuer’s capital structure and development of its business.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 of the Schedule 13D is amended and supplemented as follows:

Amended and Restated Note; Amended and Restated Incremental Subscription Agreement

On January 19, 2024, the Issuer and MCM, on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates, amended and restated the super priority note in an aggregate amount of $20,880,922.00 entered into by such parties on January 12, 2024 (the “Initial Note”), to reflect an increased aggregate principal amount of $23,941,032.31, which is comprised of the original $20,880,922.00 principal amount under the Initial Note, $60,110.31 in accrued interest on the Initial Note as of January 19, 2024, and an additional principal amount of $3,000,000 to provide additional funding to the Issuer.

The Amended and Restated Note accrues interest monthly beginning on January 19, 2024, at a rate of 15.00% per annum, which interest rate, upon the occurrence, and during the continuation, of an Event of Default (as defined therein), will be increased by 2.00% per annum. The Amended and Restated Note was issued pursuant to an amended and restated incremental super priority note subscription agreement dated January 19, 2024 (the “Amended and Restated Incremental Subscription Agreement”) by and between MCM, the Issuer and its subsidiary guarantors referred to therein. The Issuer may request that MCM purchase up to an additional $15,000,000 plus certain professional fees and expenses in aggregate principal amount under the Amended and Restated Incremental Subscription Agreement, subject to certain conditions. Additionally, pursuant to the Amended and Restated Incremental Subscription Agreement, upon the occurrence of certain conditions enumerated therein, the Board will consist of five directors, two of whom will be independent directors under the New York Stock Exchange and identified by the Reporting Persons by the later of (i) 60 days of the date of the Amended and Restated Note and (ii) five business days after such directors have been so identified. Failure to appoint the two independent directors to the Board pursuant to the terms of the Amended and Restated Incremental Subscription Agreement shall constitute an event of default under the Amended and Restated Note.

The Amended and Restated Note will mature on August 7, 2026, at which time 108% of the principal thereunder (including all capitalized interest) and accrued interest will become due, payable in cash, unless earlier redeemed or repurchased.

The Issuer may prepay the Amended and Restated Note at any time prior to its maturity date, and subject to certain exceptions, must prepay the balance of the Amended and Restated Note with 100% of the net proceeds of any sale, or similar disposition, of the Issuer or any of its subsidiaries.

The Amended and Restated Note is a senior secured obligation of the Issuer, guaranteed by certain of its subsidiaries and secured by collateral consisting of substantially all of the assets of the Issuer and its subsidiary guarantors. Subject to limited exceptions, the Amended and Restated Note will rank senior to all outstanding and future indebtedness of the Issuer, including the Issuer’s 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 issued to MCM.

Indemnification Agreement

In connection with Mr. Mudrick’s appointment to the Board, Mr. Mudrick entered into the Issuer’s standard form of director indemnification agreement, which provides indemnification against any and all expenses incurred by directors because of their status as a director, to the fullest extent permitted by Delaware law and the Issuer’s certificate of incorporation and bylaws.

Copies of the Amended and Restated Incremental Subscription Agreement (including the form of Amended and Restated Note attached thereto) and the Indemnification Agreement are attached to this Report as Exhibits 8, 9 and 10, respectively, and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

This Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 8	Amended and Restated Incremental Subscription Agreement, dated as of January 19, 2024, by and between Getaround, Inc. and Mudrick Capital Management L.P. (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2024).
Exhibit 9	Form of Amended and Restated Note due August 7, 2026 (included as Exhibit A to the Subscription Agreement filed as Exhibit 10.1) (incorporated by reference from Exhibit 10.1(a) to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2024).
Exhibit 10*	Indemnification Agreement, dated as of January 19, 2024.

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2024

/s/ Jason Mudrick Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P. By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P. By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P. By: Mudrick Stressed Credit Fund GP LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND, LP By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member